上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

PROCESSED
NOV 0 1 2004
THOMSON FINANCIAL

RECEIVED
2004 OCT 25 P 3:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY POST

04045754

SUPPL

4th October, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. A copy of press announcement dated 28th September, 2004 in respect of the continuing connected transactions.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 10/27

H:\ADR\ltrtoSEC.doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0363)

Continuing Connected Transactions – Sales Agreement

South China Morning Post
30th September 04

The Board announces that on 28th September, 2004, Xuchang Yongchang and Xuchang Cigarette Factory have entered into a sales agreement for a term of one year effective 1st October, 2004 in relation to the sale of cigarette box packaging materials by Xuchang Yongchang to Xuchang Cigarette Factory. It is expected that the maximum aggregate annual sales value will amount to approximately RMB72,000,000 (equivalent to approximately HK$67,925,000). The Directors believe that the transactions entered into will benefit the consumer products business of the Group, and the terms of the transactions were determined by both parties on arm's length basis according to the market conditions. The Board (including the Independent Non-executive Directors) considers that the sales transactions are in the ordinary and usual course of business of the Group on normal commercial terms and that the terms of the transactions are fair and reasonable and in the interests of the Shareholders as a whole. In accordance with the Listing Rules, the above transactions constitute continuing connected transactions for the Company. The Company shall disclose the relevant details of the transactions in its next and subsequent published annual reports and accounts for the financial years during which the above agreement persists pursuant to Rule 14A.46 of the Listing Rules.

SALES AGREEMENT

On 28th September, 2004, Xuchang Yongchang and Xuchang Cigarette Factory have entered into a sales agreement for a term of one year effective 1st October, 2004 in relation to the sale of cigarette box packaging materials by Xuchang Yongchang to Xuchang Cigarette Factory. It is expected that the maximum aggregate annual sales value will amount to approximately RMB72,000,000 (equivalent to approximately HK$67,925,000) which was estimated based on the schedule production capacity of Xuchang Yongchang and the purchase orders of Xuchang Cigarette Factory during the term of the sales agreement and such sale value will be on a payment term of 60 days. The Directors believe that the transactions entered into will benefit the consumer products business of the Group. The terms of the transactions were determined by both parties on arm's length basis according to the market conditions and are substantially the same as those offered to other customers by Xuchang Yongchang. The Company's subsidiary, Wing Fat Printing, holds a 51% interest in Xuchang Yongchang, which is mainly engaged in the manufacture and sale of cigarette box packaging materials. The Company has an approximate 93.31% interest in Wing Fat Printing. Xuchang Cigarette Factory holds a 49% interest in Xuchang Yongchang and its factory is situated in Xuchang, Henan Province, the PRC. The Board (including the Independent Non-executive Directors) considers that the sales transactions are in the ordinary and usual course of business of the Group on normal commercial terms and that the sales terms are fair and reasonable and in the interests of the Shareholders as a whole.

LISTING RULES

As Xuchang Cigarette Factory is a substantial shareholder of Xuchang Yongchang and is accordingly a connected person of the Company. In accordance with the Listing Rules, the transactions constitute continuing connected transactions for the Company. In accordance with Rule 14A.34(1) of the Listing Rules, the maximum aggregate annual sales value represents more than 0.1% but less than 2.5% of each of the applicable percentage ratios (other than the profits ratio), it is not required to seek approval of the transactions from independent Shareholders but the transactions are subject to the announcement and reporting requirements pursuant to Rules 14A.45 to 14A.47 of the Listing Rules. The Company shall disclose the relevant details of the transactions in its next and subsequent published annual reports and accounts for the financial years during which the above agreement persists pursuant to Rule 14A.46 of the Listing Rules.

GENERAL

The Company and its subsidiaries are engaged in the principal businesses of infrastructure facilities, medicine, consumer products and information technology. The principal business activity of Xuchang Cigarette Factory is manufacture of cigarette products.

DEFINITIONS

Terms	*Meaning*
"Company"	Shanghai Industrial Holdings Limited, incorporated in Hong Kong, whose shares are listed on the Stock Exchange
"Board"	the Board of Directors of the Company
"Hong Kong"	Hong Kong Special Administrative Region
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wing Fat Printing"	The Wing Fat Printing Company, Limited, incorporated in Hong Kong
"Xuchang Cigarette Factory"	許昌捲煙總廠*(Xuchang Cigarette Factory), a State-owned enterprise incorporated in the PRC
"Xuchang Yongchang"	許昌永昌印務有限公司* (Xuchang Yongchang Printing Co., Ltd.), incorporated in the PRC

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 28th September, 2004

As at the date hereof, the board of directors of the Company is comprised of 12 directors, of which 9 are Executive Directors, namely Messrs. Cai Lai Xing, Qu Ding, Lu Ming Fang, Lu Da Yong, Ding Zhong De, Lu Shen, Qian Shi Zheng, Yao Fang and Tang Jun and 3 are Independent Non-executive Directors, namely Messrs. Lo Ka Shui, Woo Chia-Wei and Leung Pak To, Francis.

* *The English name is an informal English translation of its official Chinese name.*